June 19, 1997

Division of Corporate Finance
United States Securities and Exchange Commission 450 Fifth Street, N. W. Washington, D.C. 20549

Attention:      Mr. Roger Schwall, Assistant Director

Reference:        Cotton Valley Resources Corporation File 333-16893


Dear Sir:

     Due to the Company's ability to complete a debt restructuring, certain private financing which has been offered to the Company, and other considerations, Cotton Valley Resources Corporation hereby withdraws its Registration Statement currently on file with the Commission. Sincerely, COTTON VALLEY RESOURCES CORPORATION

Eugene A. Soltero
Chief Executive Officer